March 27, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter March 21, 2014

Form S-1/A

Filed March 10, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 21, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on March 10, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to prior comment 2. Please disclose whether Mr. Abe will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to Mr. Abe.

COMPANY RESPONSE

Mr. Abe will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself. This language has been added to page 5 under “our offering.”

2. We note your response to prior comment 3 and revised disclosure that Mr. Abe "may" be deemed to be an underwriter. Please provide us with an analysis as to why Mr. Abe would not be an underwriter. Otherwise, revise your document to state that Mr. Abe "is" an underwriter.

COMPANY RESPONSE

We have revised the above so that it now states that Mr. Abe is an underwriter. See page 21

Prospectus Cover Page

3. We note your response to prior comment 4. Please revise your prospectus cover page to reflect that the selling shareholders will sell their shares at a fixed price per share of $1.00

COMPANY RESPONSE

The following has been added to the cover page: “The selling shareholders will sell their shares at a fixed price of $1.00 per share however, they will be able to sell shares at market prices or in privately negotiated transactions if at such time our shares are quoted on the OTC marketplace.”

Prospectus Summary, page 4

4. We note your response to prior comment 14. However, disclosure at pages 4 and 16 continues to reference a joint venture between your wholly owned subsidiary, Toa Shoko Japan, Ltd. and BJK Global Ltd. Please revise.

COMPANY RESPONSE

On page 4 we have amended the previous sentence so that it now reads that, “Our President and CEO is involved in a joint venture with BJK Global Ltd.” On page 16 it now reads, “Currently, this makes up for all of our business and operations.” On page 16 the language referring to the joint venture was deleted altogether.

Plan of Distribution, page 21

5. Please clarify that Mr. Abe will first sell all the shares offered on behalf of the company before he sells his own personal shares.

COMPANY RESPONSE

The above has been clarified on page 21. The following addition was made: *Mr. Abe will first sell all the shares offered on behalf of the company before he sells his own personal shares.

Certain Relationships and Related Transactions, page 27

6. We note your response to prior comment 7 and you disclosure that on November 20, 2013, the company transferred USD $72,581 to Mr. Abe as advance payment. We further note your disclosure at page F15 that you made advances of $37,646 to Mr. Abe as advances and repaid $28,319 and borrowed $4,205 for expenses paid by Mr. Abe. Please revise your disclosure to clarify the purpose of each such advance payment, i.e., if such payment was to reimburse Mr. Abe for expenses he paid on behalf of the Company, please so state and include a description of such expenses.

COMPANY RESPONSE

The following corrections have been made to clarify the purpose of each advance payment.

Page F9 has been amended so that it now reads, “On November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment for the purpose of payment of trade payables and expenses.”

Page F15 has been amended so that it now reads, “At December 31, 2013 the company made advances to a related party in the amount of $37,646 to its sole officer and director. The advances have no terms and are treated as demand loans and its purpose is payment for the trade receivables. The Company also repaid $28,319 and borrowed $4,205 from its sole office and director for expenses he paid on behalf of the Company.”

Notes to Financial Statements

Note 6 - Subsequent Events, page F9

7. Please explain to us why the transfer to Mr. Abe as "advance payment" on November 20, 2013 does not appear to be reflected in the consolidated statement of cash flows at page F14.

COMPANY RESPONSE

The advance payment is reflected to Advances to a Director in “Cash Flows From Investing Activities.”

Exhibits 23.1 and 23.2

8. We note the dates of your consents are more than 30 days from the date of your amended registration statement. Please obtain and file currently dated consents with each amendment to your registration statement.

COMPANY RESPONSE

We have had both auditors amend their consents so that they are currently dated. See attached exhibits.

Signatures, page 31

9. We reissue prior comment 27 in its entirety. Please ensure that your next amendment is separately signed by the registrant and its principal executive officer, in each case reflecting the signature certification language set forth in Form S-1.

COMPANY RESPONSE

The previous has been amended. See page 31

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 27, 2014

/s/ Hajime Abe

President & CEO